Exhibit 2

18 June 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 18 June 2015 it purchased 265,626 of its ordinary shares at a price of 1452.1950 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 28,825,977 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,297,729,242 (excluding shares to be held in treasury).